FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2005	ELDORADO GOLD CORPORATION /s/ Dawn Moss Dawn Moss, Corporate Secretary

News Release

ELD No. 05-18

TSX: ELD  AMEX: EGO

November 8, 2005

Eldorado Provides Additional Positive Assay Results from

Tanjianshan Project China

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce additional results of the 2005 drill campaign at our Tanjianshan Project (“TJS Project”) in Qinghai Province, China.  The TJS Project currently consists of two deposits, Jinlonggou (“JLG” and Qinlongtan (“QLT”), and is under construction ahead of planned mining in 2006.

The results augment the information released September 26, 2005  (ELD  No.  05-15).  These data are part of the 52 drill hole program completed at JLG  which successfully  tested an updated geological interpretation of the area structures and mineralized horizons that connect JLG  (main zone) to the adjacent prospects of M7 – Pubugou (see Figure 1 for hole locations).  The drilling also successfully infilled gaps in the drill coverage within the existing JLG pit outline (see Figure 2).

Drilling comprised HQ size core and utilized 3 Chinese contractor drill rigs.

The following table (Table 1) shows the results from 34 additional holes from the JLG campaign.  Please note that the reported assayed intervals are approximately equal to interpreted true widths for the mineralization.

Table 1:  Additional Drill Results - Jinlonggou

Hole Number	From (m)	To (m)	Interval (m)	Au g/t
JD 160	33.60	34.60	1.00	4.04
JD161	28.90	37.37	8.47	8.56
Including	30.90	32.00	1.10	31.90
	54.94	56.90	1.96	5.11
	62.00	63.00	1.00	6.44
JD162	87.70	92.30	4.60	11.17
Including	90.42	91.30	0.88	32.10
	122.80	124.80	2.00	3.88

JD163	44.82	46.12	1.30	3.58
JD164	90.15	94.15	4.00	6.88
	113.54	116.50	2.96	14.55
Including	115.50	116.50	1.00	22.50
JD165	56.70	60.95	4.25	3.28
JD166	74.25	77.25	3.00	12.47
Including	75.25	76.25	1.00	23.80
	131.40	133.40	2.00	4.33
JD167	27.50	28.50	1.00	2.05
JD168	11.60	12.76	1.16	3.73
	17.97	18.97	1.00	2.36
JD169	14.30	21.30	7.00	7.00
	35.40	40.00	4.50	5.57
Including	36.50	37.50	1.00	14.20
	57.00	59.20	2.20	2.30
	71.00	72.00	1.00	6.87
JD170	31.80	32.55	0.75	1.29
JD171	34.80	37.40	2.60	4.72
JD172	1.50	4.17	2.67	1.47
JD173	69.10	71.60	2.50	4.13
Including	70.35	70.60	0.25	15.90
JD174	1.30	2.45	1.15	20.20
JD175	17.80	19.80	2.00	2.18
	31.00	34.00	3.00	1.66
	41.60	49.30	7.70	2.57
JD176	10.70	13.60	2.90	2.71
JD177	75.20	77.20	2.00	1.79
JD178	61.00	62.10	1.10	23.10
JD179	119.00	122.30	3.30	5.52
	132.40	134.25	1.85	2.30

JD180	9.30	10.30	1.00	1.85
JD181	17.18	29.70	12.52	4.84
	34.05	35.93	1.88	3.10
	38.72	40.90	2.18	3.13
	83.42	85.40	1.98	3.67
JD182	112.07	116.10	4.03	1.89
	119.10	121.10	2.00	1.91
JD183	83.87	85.16	1.29	5.45
JD184	84.50	86.93	2.43	2.15
	117.50	122.00	4.50	8.03
Including	119.55	120.96	1.41	19.30
	136.00	137.00	1.00	4.61
JD185	116.70	121.60	4.90	9.26
Including	119.51	120.64	1.13	28.70
JD186	61.00	69.72	8.72	3.74
	86.10	89.00	2.90	2.62
	93.00	102.90	9.90	3.81
JD187	65.32	76.00	10.68	2.79
Including	75.00	76.00	1.00	13.10
	95.52	100.00	4.48	3.86
JD188	68.38	69.80	1.42	15.47
	115.10	116.79	1.69	5.51
	118.61	124.12	5.96	5.70
JD190	55.17	69.36	14.19	8.07
Including	55.90	56.68	0.78	20.00
Including	67.62	69.36	1.74	21.85
	97.20	134.64	37.44	7.08
Including	109.00	110.00	1.00	19.10
	138.70	144.64	5.94	10.74
JD191	116.00	12.40	8.40	4.18

JD192	64.64	67.90	3.26	5.80
Including	64.64	65.60	1.36	13.80
	180.00	186.70	6.70	2.01
JD195	45.80	49.77	3.97	3.47
	58.30	68.58	10.28	4.61
	137.47	139.47	2.00	2.84
JD196	23.58	26.23	2.65	3.72

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s on-site facility in China and assayed at the SGS-CSTC Standards Technical Services Co. Ltd. facility at Tianjin, China.  Analysis for gold is done on sawn half core samples using fire assay (AA finish) on a 50 g charge.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 10% of the samples are re-submitted for duplicate analysis at STAR Laboratory in Perth, Australia.

Geologic modeling of the new drill information is ongoing and will be incorporated into a new block model during Q4 2005. That work should be completed and the mineral resources restated by year end.   Based on the new model an optimized mine plan will be designed and the mineral reserves restated during Q1 2006.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Dawn L. Moss”

Dawn L. Moss

Corporate Secretary

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business -

Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

   Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166 or

1188, 550 Burrard Street

Stephen Juras, Manager Geology

  Vancouver, BC V6C 2B5

Phone: 604.601.6658

             Web site: www.eldoradogold.com

Fax: 604.687.4026

Email nancyw@eldoradogold.com

Request for information packages: info@eldoradogold.com

TANJIANSHAN GOLD PROJECT
Jinlonggou Drilling Program
(figure 1)

eldorado gold

Mine Road
M 7
Planned Pit Boundary
Planned JLG Pit
Antiform Structure
Pubugou
11240 N
11240 N x-section
JD176
JD197
JD193
JD168
JD175
JD174
JD172
JD171
JD167
JD198
JD195
JD169
JD163
JD178
JD181
JD160
JD161
JD165
JD180
JD194
JD162
JD196
JD164
JD192
JD191
JD173
JD189
JD166
JD170
JD177
JD184
JD186
JD187
JD183
JD188
JD190
JD182
JD185
JD179
16100 E
16200 E
16300 E
16400 E
16500 E
16600 E
16700 E
11700 N
11600 N
11500 N
11400 N
11300 N
11200 N
11100 N
11000 N
-50
0
50
100
Drillholes in current news release
Drillholes completed and assays pending
Drillholes completed and results released before
Pit design
Roads

TANJIANSHAN GOLD PROJECT

Jinlonggou Cross Section 11240 N

(figure 2)

eldoradogold

3500 masl
3400 masl
3300 masl
16200 mE
16300 mE
16400 mE
16500 mE
16600 mE
Pit Boundary
T2 Fault
F14 Fault
F30 Fault
JD 185
JD 182
JD 183
JD 188
JD 179
JD 187
JD 190
JD 186
1.42m @ 15.47 g/t
1.29m @ 5.45 g/t
3.3m @ 5.52 g/t
1.69m @ 5.51 g/t
8.72m @ 3.74g/t
2.9 @ 2.62g/t
9.9 @ 3.81g/t
37.44 @ 7.08g/t
5.94 @ 5.94g/t
4.48m @ 3.86g/t
1.02m @ 2.9g/t
-50
0
50
100
Mineralized lower package diorites
Faults
Bedding planes and mineralization
2003/2004 drilling
2005 drilling